

Mail Stop 7010

December 18, 2008

via U.S. mail and facsimile

Tommy L. McAden, CFO
TOUSA, Inc.
4000 Hollywood Boulevard, Suite 500 North
Hollywood, Florida 33021

> **RE: TOUSA, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed August 12, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **File No. 1-32322**

Dear Mr. McAden:

We have reviewed your response letter dated December 2, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Critical Accounting Policies, page 49

Impairment of Long-Lived Assets, page 50

1. We note the draft disclosure you intend to include in future filings in response to comment 1 in our letter dated November 17, 2008. It is unclear how your revised disclosures adequately addressed the concerns noted in our previous letter. Please further revise this draft disclosure to address the following:
   - Specifically state why you are unable to provide quantitative disclosures for your material assumptions used in projecting community cash flows.

- We note that you have a large land parcel with a carrying value of $104.2 million as of March 31, 2008, which is 10% of total inventory as of March 31, 2008. Please include detailed disclosures for each period presented as to the method used to estimate the land, the assumptions included in the methodology, a sensitivity analysis of those assumptions on the estimate fair value, and where the large land parcel is locate.
- Explain how you determined the third-party market studies were sufficiently reliable to include the findings in your cash flow projection models, especially in light of your statement in your March 31, 2008 Form 10-Q that "[f]urther deterioration in the homebuilding industry is expected for the foreseeable future…" Discuss the specific findings of these third-party market studies including when the studies were conducted. If you have subsequently revised your cash flow projection models, please disclose as such along with your basis for such a change and the impact the change had on your impairment analysis.

Please provide us with the disclosures you intend to include in future filings.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Critical Accounting Policies, page 46

Financial Reporting Under SOP 90-7, page 47

2. Please revise your disclosure in future filings to disclose the amount, if any, that you have reduced your pre-petition obligations included in liabilities subject to compromise by along with how you estimated the expected allowable amounts. Please provide us with the disclosure you intend to include in future filings.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Errol Sanderson at (202) 551-3746, or in his absence, Pamela Long, Assistant Director, at (202) 551-3760.

Sincerely,

Terence O'Brien
Accounting Branch Chief